

SECU 16021851

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Duncan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 N. University, Suite 101
(No. and Street)

Little Rock	AR	72205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Randolph 501-280-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

11152 Westheimer #137	Houston	TX	77042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall M.Duncan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Duncan Securities, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


JAN M. WHITE
Commission No. 12371421
NOTARY
PUBLIC
My Commission Expires June 8, 2019
PULASKI CO., ARKANSAS

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.M. Duncan Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended June 30, 2015 and 2016

*

Contents

Independent Auditors Report 3

Financial Statements 4

Statement of Financial Condition 5

Nathan T. Tuttle, CPA

11152 Westheimer #137
Houston, Texas 77042

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
R.M. Duncan Securities, Inc.
Little Rock, Arkansas

Report on the Financial Statements

I have audited the accompanying statements of financial condition of R.M. Duncan Securities, Inc. (the "Company") as of June 30, 2016 and 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.M. Duncan Securities, Inc. as of June 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary contained in supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Houston, TX
August 28, 2016

Nathan T Tuttle, CPA

R.M. Duncan Securities, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended June 30, 2016 and 2015

ASSETS		
ASSETS	2015	2016
CASH	$ 5,073	$ 116,979
RECEIVABLES - BROKERS AND OTHER COMMISSIONS	15,000	17,500
- RELATED PARTY	1,000	82,500
Employeee Advances	100	-
SECURITIES OWNED	5,459	2,182
CLEARING DEPOSIT	30,770	30,770
FURNITURE AND FIXTURES, AT COST,		
LESS ACCUMULATED DEPRECIATION	-	-
2014 $21,807; 2015 $21,807		-
SECURED DEMAND NOTES	100,000	-
TOTAL ASSETS	$ 157,401	$ 167,431
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
ACCOUNTS PAYABLE	1,010	318
ACCRUED SALARIES AND PAYROLL TAXES	324	18,951
ACCRUED INTEREST PAYABLE - RELATED PARTY	1,333	2,607
PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE	955	79
TOTAL LIABILITIES	3,622	21,955
COMMITMENTS AND CONTINGENCIES AND GUARANTEES		
SUBORDINATED BORROWINGS	100,000	-
STOCKHOLDER'S EQUITY		
COMMON STOCK, NO PAR VALUE, 1,000		
SHARES AUTHORIZED, 100 SHARES		
ISSUED AND OUTSTANDING	6,000	6,000
ADDITIONAL PAID-IN CAPITAL	284,750	419,269
RETAINED DEFICIT	(236,971)	(279,793)
TOTAL STOCKHOLDER'S EQUITY	53,779	145,476
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 157,401	$ 167,431

The accompanying notes are an integral part of these financial statements.